DATE OF EVENT WHICH REQUIRES FILING OF
THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein
and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP
a[ ]


b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)
[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
_______________________________________
____________________

7. SOLE VOTING POWER

1,325,600

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

1,325,600
_______________________________________
__________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH
REPORTING PERSON

1,325,600

12. CHECK IF THE AGGREGATE AMOUNT
EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW
11

8.62%

14. TYPE OF REPORTING PERSON

IA
_______________________________________
_________________________



The following constitutes Amendment
No.1 to the Schedule 13D filed by the
undersigned on February 14, 2006.  This
Amendment No.1 amends the Schedule 13D
as specifically set forth.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE
ISSUER
As per the DEF14A filed 10/5/05 there
were 15,371,737 shares of VIN
outstanding as of 9/28/05. The
percentage set forth in item 5 was
derived using such number.

Bulldog Investors, Phillip Goldstein
and Andrew Dakos
beneficially own an aggregate of
1,325,600
shares of VIN or 8.62% of the
outstanding shares.

The power to vote and dispose of
securities resides with Mr. Goldstein
and Mr. Dakos.



  c)   During the past 60 days the
following shares of VIN were
     purchased, unless previously
reported (there were no sales):

Date	    # Shares	Price

 05/17/06	2800	5.6
5/18/2006	6,200	5.6
5/19/2006	600	5.6
5/22/2006	6,000	5.57
5/22/2006	3,400	5.57
5/22/2006	2,600	5.57
5/22/2006	8,000	5.57
6/7/2006	3,700	5.59
 06/28/06	10000	5.54
 06/28/06	10000	5.55
 06/28/06	6000	5.56
6/29/2006	25,000	5.52
6/29/2006	6,000	5.52
6/29/2006	2,000	5.52
6/29/2006	6,000	5.52
6/29/2006	6,000	5.52
6/29/2006	30,000	5.52
 06/30/06	10000	5.54
6/30/2006	6,000	5.5272
6/30/2006	1,450	5.5272
6/30/2006	1,450	5.5272
6/30/2006	1,450	5.5272
6/30/2006	1,450	5.5272
6/30/2006	6,000	5.5272
7/5/2006	10,000	5.54
7/5/2006	2,500	5.54
7/5/2006	2,500	5.54
7/5/2006	10,000	5.54


d)   Beneficiaries of managed accounts
are
     entitled to receive any dividends
or sales proceeds.

  e)   NA



After reasonable inquiry and to the
best of my knowledge and
belief, I certify that the information
set forth in this
statement is true, complete and
correct.

Dated: 7/10/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos